

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

<u>Via E-mail</u>
Mr. Timothy C. Carlson
Chief Financial Officer and Treasurer
ATMI, Inc.
7 Commerce Drive
Danbury, Connecticut 06810

> **RE: ATMI, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for the Period Ended June 30, 2013**
> **Filed July 24, 2013**
> **File No. 1-16239**

Dear Mr. Carlson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Goodwill and Other Intangible Assets, page 24

2. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - How you weight each of the methods used to value goodwill, including the basis for that weighting;
   - How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
   - To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
     o Identify the reporting unit;
     o The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
     o The amount of goodwill;
     o A description of the assumptions that drive the estimated fair value;
     o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
     o A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

   Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Results of Operations, Page 25

3. We note your disclosure on page 12 that your revenues and results of operations can be adversely affected by fluctuations in exchange rates. Please enhance your disclosure for both the consolidated and segment results of operations discussions to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations.

Segment Analysis, page 27

4. You continue to experience pricing pressure with several of your legacy products in the Microelectronics segment. It is not clear what impact the pricing pressure has had on your

revenues. Please expand your revenues discussion to disclose the extent to which changes in prices, changes in volume, or the introduction of new products contributed to fluctuations in revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 31

5. Given your significant foreign operations, please enhance your liquidity disclosures to address the following:
    - Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date;
    - Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true; and
    - Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Financial Statements

Notes to the Financial Statements

General

6. Your disclosures on pages 4 and 26 indicate that you have entered into collaborative arrangements. Please provide the disclosures required by ASC 808-10-50-1.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable, page F-9

7. You recognized revenue from the sale of licensed products to Matheson when Matheson sold the licensed products to its customers as that was when the sales price became fixed and determinable. After terminating the agreements with Matheson in 2011, Matheson's parent company, Taiyo Nippon Sanso Corporation, will continue to distribute certain product lines in Japan. Please disclose when revenue is being recognized related to these products being distributed by Taiyo Nippon Sanso Corporation. Please clarify if revenue is recognized when the products are sold to customers.

Note 10. Income Taxes, page F-24

8. During the year ended December 31, 2012, you recorded a $27 million increase in unrecognized tax benefits related to prior period positions. Given your ending unrecognized tax benefits balance of $30.6 million at December 31, 2012, please expand your disclosures to discuss what led to such a significant increase.

Note 12. Stockholders' Equity

Fair Value, page F-28

9. For awards granted subsequent to January 1, 2006, your expected volatility is based on the historical volatility of your common stock for a period shorter than the expected term of the options. You have excluded the historical volatility prior to publicly announcing the sale of non-core businesses in 2004. Please help us better understand how you determined your estimate of expected volatility pursuant to ASC 718-10-55-35 through 41. Please specifically address the following in your explanation:
   - Please help us better understand how you determined it is appropriate to use a period of historical volatility shorter than the expected term of the stock options; and
   - If you have excluded the historical volatility prior to publicly announcing the sale of non-core businesses in 2004 in arriving at your expected volatility assumption for purposes of determining the fair value of options granted during 2010, 2011, or 2012, please help us better understand how you determined it was appropriate to completely exclude this period of historical volatility. Please help us understand why the historical share price during this period is not relevant to estimating expected volatility as well as how you determined that similar events are not expected to occur during the expected term of the stock options. Refer to SAB Topic 14:D.1.

Note 15. Segments, page F-31

10. Please disclose what is reflected in the "All Other" amounts. Please separately present corporate amounts and amounts related to eliminations or reversal of transactions between reportable segments. Refer to ASC 280-10-50-31.

Form 10-Q for the Period Ended June 30, 2013

Management's Discussion and Analysis

Liquidity and Capital Resources, page 22

11. Cash provided by operating activities decreased significantly from $31.4 million for the six months ended June 30, 2012 to $3.4 million for the six months ended June 30, 2013. It appears that the decrease is primarily due to changes in working capital components. In this

regard, please expand your disclosures to discuss the underlying reasons for changes in working capital components. For example, you disclose that the increased accounts receivable was due to higher days sales outstanding. You should discuss what factors are causing the increase in days sales outstanding. Please also consider whether a discussion of days sales in inventory would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief